UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMimetic Therapeutics, Inc.

File No. 000-51934 - CF# 21728

_____

BioMimetic Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2008.

Based on representations by BioMimetic Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.34 | through December 14, 2017 |
| Exhibit 10.35 | through January 4, 2018 |
| Exhibit 10.36 | through January 4, 2018 |
| Exhibit 10.37 | through January 4, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry J. Hindin
Special Counsel